[letterhead]Phoenix Home Life Mutual Insurance Company   One American Row       Phone 860 403-5476 or
                                                         PO Box 5056            860 253-1000
                                                         Hartford CT 06102-5056 Fax 860 403-7252
                                                                                email simon_tan@phl.com





[logo]PHOENIX                                                                   SIMON TAN
                                                                                Executive Vice President
                                                                                Life and Annuity Products & Operations




December 13, 2000

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, DC 20549-0506
Attn:   Keith A. O'Connell, Esq.
        Senior Counsel

        Re:     PHL Variable Accumulation Account
                File No. 333-47852
                Request for Withdrawal under Rule 477

Dear Mr. O'Connell:

On October 12, 2000, PHL Variable Insurance Company filed the above referenced initial registration statement on Form N-4, using the CIK code for PHL Variable Universal Life Account. This registration statement was assigned File No. 333-47852. On October 18, 2000, this initial registration statement was refiled using the correct CIK code for PHL Variable Accumulation Account and assigned File No. 333-48140.

Registrant requests that registration statement File No. 333-47852 be withdrawn. The registration statement never became effective and no securities were ever sold or offered under it. Accordingly, approving its withdrawal would be consistent with the public interest.

If you have any questions, please contact Edwin L. Kerr at (860) 403-5753.

Very truly yours,

/s/Simon Y. Tan
Simon Y. Tan
President
PHL Variable Insurance Company